UBA

82-4804

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9;
2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S OFFICE

CS/GDR/0027/2004 **February 16, 2004**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

04010019

04 FEB 23 AM 7:21

SUPPL

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of returns made by the Bank to the Corporate Affairs Commission in February 2003 pursuant to Section 636(1) of the Companies and Allied Matters Act 1990.

2. Copy of Form CAC 2.1 - Particulars of Company Secretary, filed with the Corporate Affairs Commission in compliance with Section 293 of the Companies and Allied Matters Act 1990.

3. Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the nine months ended December 31, 2003 sent to the Nigerian Stock Exchange for presentation to market operators.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

dle 2/24

AIDEVO ODU-THOMAS
COMPANY SECRETARY

UBA

82-4804

04 FEB 23

United Bank For Africa Plc

UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S DEPARTMENT

Our Ref: CS/CAC/0001/2004

January 29, 2004

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 FEB 2004
APPROVED BY
Name.........
Sign.........

Dear Sir,

RE: COMPLIANCE WITH SECTION 636(1)
FILING OF STATUTORY RETURNS

We forward herewith for filing information in respect of Schedule 14 as per the provisions of Section 636(1) of the Companies and Allied Matters Act 1990.

Thank you for your co-operation.

Corporate Affairs Commission Abuja
TRANSFERED
03 FEB 2004
Date.........
Sign.........

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

Corporate Affairs Commission
Certified True Copy
03 FEB 2004
Name.........
Designation.........
Signature.........

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
03 FEB 2004
ASSESSED BY
Name.........
Sign.........

N5,000

D/B 31547 of 3/2/4 for N5,000

UNITED BANK FOR AFRICA PLC RC:2457

COMPLIANCE WITH SECTION 636(1) OF THE

COMPANIES AND ALLIED MATTERS ACT 1990

SCHEDULE 14

The share capital is ₦2,000,000,000 divided into 4,000,000,000 shares of 50k each.

The number of shares issued is 2,550,000,000.

Calls to the amount of 50k per share have been made under which the sum of ₦1,275,000,000 has been received.

The Liabilities of the company on the first day of January 2004 were:

Debt owing to sundry persons by the company:-

- On Judgement ₦ ....
- On Speciality ₦ ....
- On Notes or Bills ₦ ....
- On Simple Contracts, Borrowing from non Banks ₦ ....
- On Estimated Liabilities ₦ ....

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 FEB 2004
APPROVED BY
Name
Sign

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 31st December 2003)	**₦'000**
Treasury Bills	34,070,029
CBN Certificates	0
Par Bonds (Federal Government Debt Refinancing)	5,000,000
Stabilisation Securities	0
	39,070,029
CASH AT BANKERS	
Cash	3,625,705
Balance with and cheques in the course of collection on other banks (in Nigeria and Abroad)	15,038,789
Money at call with other banks (in Nigeria and Abroad)	58,207,506
Negotiable certificate of Deposit	0
	76,872,000

Corporate Affairs Commission
Certified True Copy
03 FEB 2004
Name

Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and Abroad) are: CBN Cash Reserve Account ₦7,850,706,000 and CBN Current Account ₦618,593,000.

DATED THE 28TH DAY OF JANUARY 2004.

DIRECTOR

COMPANY SECRETARY

UBA

82-4804

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S DEPARTMENT

Our Ref: CS/CAC/0002/2004

January 29, 2004

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

Corporate Affairs VERIFICATION 03 FEB APPROVED BY Name .... Sign ....

Dear Sir,

RE: COMPLIANCE WITH SECTION 293 FILING OF PARTICULARS OF THE COMPANY SECRETARY

Please be informed that the Board at its meeting held on January 19, 2004 appointed Mrs. Aidevo Odu-Thomas the new Company Secretary of the Bank.

Prof. Isabella Okagbue the former Company Secretary was reassigned to head Legal Services Sector.

Please find enclosed the following documents for your necessary action:

[i] A certified true copy of the Board resolution appointing Mrs. Odu-Thomas the Company Secretary of the Bank.

[ii] Form CAC 2.1 reflecting the appointment

Thank you for your co-operation.

Corporate Affairs Commission Abuja TRANSFERED 03 FEB 2004 Date........ Sign........

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

UTO UKPANAH
ASSISTANT COMPANY SECRETARY

Corporate Affairs Commission Certified True Copy 03 FEB 2004 Name Designation

COMPANY SECRETARY

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 FEB 2004
APPROVED

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Monday January 19, 2004 in Lagos, it was resolved that:

[a] Prof. Isabella Okagbue be and is hereby reassigned to head the Legal Services Sector.

[b] Aidevo Odu-Thomas be and is hereby appointed the Company Secretary.

Dated this 29th day of January, 2004.

Corporate Affairs Commission
Certified True Copy
03 FEB 2004
Name.......
Designation.......
Signature.......

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA

No. 007436

Form CAC 2.1

RC | 2 | 4 | 5 | 7 |

COMPANIES AND ALLIED MATTERS DECREE (1990)

PARTICULARS OF THE PERSON WHO IS THE SECRETARY OF A COMPANY OR OF ANY CHANGES THEREIN

Pursuant to section 293

N4,000

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
03 FEB 2004
ASSESSED BY
Name.......
Sign.......

VERIFIED 03 FEB 200
APPROVED BY

Name of Company

U N I T E D B A N K F O R A F R I C A
P L C

● In the case of an individual forename or names and surname. In the case of a corporation corporate name should be used

[ ] LTD [X] PLC [ ] UNLTD [ ] LTDGTE

do hereby give notice of the appointment of

Name of Secretary @ [Y] *Change (Y/N)

*Indicate whether change in particulars.

Surname: O D U - T H O M A S

Other Names: A I D E V O

Corporate Affairs Commission
Certified True Copy
03 FEB 200
Name
Designation
Signature

of
Address of Secretary & [Y] *Change (Y/N)

● Usual residential address. In the case of a corporation the registered of principal office

B L O C K 4 4 F L A T 1 L S D P C
M E D I U M H O U S I N G E S T A T E

Town: E B U T E M E T T A State: L A G O S

as Secretary of the above Company

Signature of Director

Dated this 29TH day of JANUARY, 2004

Presented for filing by:

Name: MR J. O. OJO

Address: U B A PLC 57 MARINA STREET

82-4804

RECEIVED
05 FEB 2004
THE NIGERIAN STOCK EXCHANGE

CS/NSE/0010/2004 February 4, 2004

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

RE: UBA PLC UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 31ST DECEMBER 2003

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the nine months ended 31st December, 2003.

Kindly acknowledge receipt on the attached copy of this letter.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

cc: Mr. Henry Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos.

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 236 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the nine-month ended 31 December 2003 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

Nine-month Results

	GROUP		
NINE-MONTHS TO (Unaudited)	31 December 2003	31 December 2002	% Change
	₦ million	₦ million	
Cash & Short Term Funds	57,678	61,177	-6%
Placements & investments	85,267	57,303	49%
Loans & Advances	60,244	38,907	55%
Other Assets	9,486	33,873	-72%
Fixed Assets	6,535	5,059	29%
Total Assets	**219,209**	**196,318**	**12%**
Deposits	151,978	111,868	36%
Other Liabilities	48,961	70,685	-31%
Shareholders' Funds	18,270	13,765	33%
Total Liabilities & Shareholders' Funds	**219,209**	**196,318**	**12%**
Contingent Obligations	**85,122**	**48,138**	**77%**
Gross revenues	**18,846**	**19,143**	**-2%**
Profit before tax	4,887	4,184	17%
Less: Taxation	1,222	1,046	17%
Profit after tax	**3,665**	**3,138**	**17%**
Capital Adequacy Ratio	16%	14%	15%
Return on assets	2.4%	2.3%	4%
Return on equity	31%	34%	-10%
Earnings per share	₦ 1.92	₦1.64	17%

Note: Comparative figures have been reclassified in line with the current year's position.

"We continue to work to prepare the Bank for a market that is getting more challenging every day."

Chairman's address, 2003 Annual General Meeting

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2004.

By order of the Board

Isabella Okagbue
Company Secretary
19 January 2004

United Bank for Africa Plc
The wise choice in banking

UBA